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                                    Suite 900
                              401 9th Street, N.W.
                           Washington, D.C. 20004-2128
                                 (202) 585-8000
                               Fax: (202) 585-8080
                                Scott M. Nemeroff
                           Direct Dial: (202) 585-8715
                       E-Mail: snemeroff@nixonpeabody.com

                                 April 10, 2002

                                BY FAX AND EDGAR

Ms. Peggy Kim                                 EDGAR Filer Support
Securities and Exchange Commission            Securities and Exchange Commission
Division of Corporation Finance               450 Fifth Street NW
Real Estate, Structured Finance and           Washington DC  20549
  Investment Banking
450 Fifth Street NW
Stop 7-2
Washington DC  20549

         RE:  Boston Capital Tax Credit Fund IV L.P. (the "Fund")
              Post-Effective Amendment No. 2 to Registration
              Statement on Form S-11 ("PEA #2")
              SEC File No. 333-63510
              Accession Number 0000912057-02-013512
              -------------------------------------

Dear Ms. Kim and EDGAR Filer Support:

         Please withdraw PEA #2 with Accession Number 0000912057-02-013512 filed with the SEC via EDGAR on April 3, 2002 from the EDGAR system. This filing is duplicative and was made inadvertently.

         If you have any questions, please do not hesitate to contact me at
(202) 585-8715, or in my absence, please contact Molly Bryson, Esq. at (202) 585-8859.

                                   Sincerely,

                                   /s/ Scott M. Nemeroff
                                   Scott M. Nemeroff

SMN:mel

Enclosures

cc:  Molly R. Bryson, Esq.